

Maxim and Universal Electronics Purchase Zilog Universal Remote Control and Secure Transaction Businesses

Transactions Enhance Zilog's Liquidity and Allow It to Focus on Innovating in Core Microcontroller Business

SAN JOSE, Calif., Feb. 19 /PRNewswire-FirstCall/ -- Zilog, Inc. (Nasdaq: ZILG) announced today the sale for cash of certain of its assets to Maxim Integrated Products, Inc., and Universal Electronics Inc. (UEI). In a simultaneous closing, Maxim acquired technology, intellectual property and assets for Zilog's universal remote control hardware and secure transaction businesses, and UEI acquired technology, intellectual property and assets of Zilog's remote control and universal infrared (IR) database solution. The parties have cross-licensed technology and intellectual property to one another for purposes of the continued conduct of their respective businesses.

The purchase price for these assets is approximately $31 million in cash, $3.1 million of which will remain in escrow for up to one year. After giving effect to payments for taxes, professional fees, employee related costs and other transaction costs and after deducting the escrow amount, Zilog will net approximately $22-24 million in net cash proceeds from these transactions. As of March 31, 2009, Zilog expects its ending cash balance (exclusive of the escrow amount) to be between $31-34 million. Zilog's board of directors will first review the revised fiscal year 2010 operations plan prior to the determination of how that cash will be used.

"Zilog decided early last year to review a broad range of strategic alternatives to enhance shareholder value, and we believe these transactions have done so. In addition to improving our financial structure and liquidity, they allow the company to streamline operations, generate cash and focus on continuing to innovate in our core microcontroller business," said Zilog Chief Executive Officer Darin Billerbeck. "Zilog built our universal remote control and secure transaction operations into successful businesses, and we are pleased that those businesses will realize their full potential with Maxim and UEI."

Since 1993, Zilog has led the way in providing IR remote control and radio frequency solutions, placing more than 300 million remotes worldwide.

Zilog's secure transaction business, featuring the Zatara(R) 32-bit ARM(R)-based fully integrated single-chip solution, delivers highly secure solutions for accelerating time to market and reducing costs in security- critical applications including point-of-sale terminals, e-transactions, vending and gaming.

As part of the transaction, Maxim and UEI or their affiliates are making employment offers to approximately 128 Zilog employees primarily located in the United States, India and the Philippines. Zilog will retain its classic and flash microcontroller business and Crimzon Connects(TM).

Zilog Conference Call

Members of Zilog's executive team will conduct a conference call with analysts and investors at 2pm PST (5pm EST) today, Thursday, Feb. 19, to provide additional details about these transactions and their impact on the company.

Analysts and investors may access the call by dialing 866-953-6853 from inside the United States, or 617-399-3477 from outside of the United States, using participant passcode 50671019.

This call will be available via podcast as an MP3 file from the Company's investor relations website following the call. A webcast is also being distributed in a listen-only mode through Zilog's website at http://www.zilog.com and over CCBN's Investor Distribution Network at http://www.companyboardroom.com. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (http://www.streetevents.com). A webcast archive will be available at http://www.zilog.com in the "Company Info" section. A telephone replay of the conference call will also be available for one week after the conference call at 888-286-8010 (U.S.) and 617-801-6888 (international) and can be accessed with passcode 12552281.

Oppenheimer & Co. Inc. acted as financial advisor to Zilog on these transactions. Skadden, Arps, Slate, Meagher and Flom LLP of Palo Alto, California acted as legal counsel for Zilog.

About Zilog, Inc.

Zilog is a global supplier of application specific, embedded system-on- chip (SoC) solutions for secured transactions, consumer electronics and industrial application and an industry leader in remote control and universal IR database solutions. From its roots as an award-winning architect in the microprocessor and microcontroller industry, Zilog has evolved to become a leader in production-ready and custom-built SoC solution sets including hardware and software. Zilog is headquartered in San Jose, California, with sales offices in Asia, Europe, and North America. For more information about Zilog and its products, visit http://www.zilog.com/.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations cash at March 31, 2009) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, weakness in our 8- bit classic products could negatively impact our March 2009 quarter. The current financial market volatility and the impact of the recession on our customers make it especially difficult to predict our results for the March 2009 quarter. Our expense and inventory management programs may not be sufficient to manage our cash flows and deal related expenses could be higher than expected.

Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at http://www.Zilog.com.

Zilog, Crimzon Connects and Zatara are trademarks or registered trademarks of Zilog, Inc. in the United States and in other countries. All other brands or product names are the property of their respective holders

Contact: Daniel Francisco
Francisco Group for Zilog
916-812-8814
dan@franciscogrp.com

SOURCE Zilog, Inc

Web site: http://www.zilog.com
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